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  FORM 4                         U.S. SECURITIES AND EXCHANGE COMMISSION
 --------
                                         Washington, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue.(See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b)       Section 30(f) of the Investment Company Act of 1940
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

Engel                                Steven                         I.
--------------------------------------------------------------------------------
   (Last)                           (First)                        (Middle)

                             760 N.W. 107th Avenue
--------------------------------------------------------------------------------
                                   (Street)

Miami                               FL                                33172
--------------------------------------------------------------------------------
   (City)                           (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  LNR Property Corporation / LNR
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year                  Apr-02
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Mo./Yr)
                                            ------------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


    ___ Director    _X_  Officer             ___ 10% Owner    ___ Other

                         (give title below)                     (specify below)

                           Vice President
                           --------------
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing

    _X_  Form filed by One Reporting Person
    ___  Form filed by More than One Reporting Person

--------------------------------------------------------------------------------

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4, and 5)              Beneficially         Form:         direct
   (Instr. 3)            (Mo/       (Instr-                                           Owned at             Direct        Bene-
                         Day/       uction 8)                                         End of               (D) or        ficial
                         Yr)     --------------------------------------------         Month                Indirect      Owner
                                  Code / V       Amount / A or D / Price              (Instr. 3 and 4)     (Instr. 4)    (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            N/A               N/A                   N/A                               388         I        By ESOP Trust
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            N/A               N/A                   N/A                               100         I        By IRA Trust
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            N/A               N/A                   N/A                               150         I        By Son
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          4/1/2002             X             3,619 / A / 31.15                     23,380         D
------------------------------------------------------------------------------------------------------------------------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

 Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g. puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       Instr. 3, 4, 5
                                      ative               Year)
                                      Security

                                                                           Code / V                  (A)           (D)
-----------------------------------------------------------------------------------------------------------------------------
Stock Purchase Agreement (1)              31.15        4/1/2002                X                                    3,619(D)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                       9.92          N/A                  N/A                                    N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                    24.8125          N/A                  N/A                                    N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                    17.3125          N/A                  N/A                                    N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                     36.175       4/24/2002                A                                   10,000(A)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 6. Date Exer-         7. Title/Amt. of                8. Price           9. Number           10. Ownership        11. Nature
    cisable and           Underlying Securities           of                 of Derivative        Form of              of Indirect
    Expiration            (Instr. 3 & 4)                  Derivative         Securities           Derivative           Beneficial
    Date                                                  Security           Beneficially         Securities           Ownership
    (Month/Day/                                           (Instr. 5)         Owned at End         Beneficially         (Instr. 4)
    Year)                                                                    of Month             Owned at End
                                                                             (Instr. 4)           of Month
                                 Title/Amt.                                                       (Instr. 4)
   Exer/Expir.                 or # of shares
-----------------------------------------------------------------------------------------------------------------------------------
  04-01-03 / 04-01-06    Stock Purchase Agreement/  8,800    31.15             8,800                  D
-----------------------------------------------------------------------------------------------------------------------------------
  12-23-97 / 12-23-04    Common Stock Options/  10,688        9.92            10,688                  D
-----------------------------------------------------------------------------------------------------------------------------------
  10-31-98 / 10-31-07    Common Stock Options/  17,500       24.8125          17,500                  D
-----------------------------------------------------------------------------------------------------------------------------------
  01-01-99 / 10-31-07    Common Stock Options/  12,250       17.3125          12,250                  D
-----------------------------------------------------------------------------------------------------------------------------------
  04-24-03 / 04-23-13    Common Stock Options/  10,000       36.175           10.000                  D
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

/s/ Steven I. Engel                            5/10/2002
--------------------------------------------------------------------------------
     ** Signature of Reporting Person         Date
Steven I. Engel

** Intentional misstatements or ommission of facts constitute Federal Criminal Violations.
    See 18 U. S. C. 1001 and 15 U. S. C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient,

       See instruction 6 for procedure.

(1) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2006, Mr. Engel will make purchases of LNR common stock. These purchases will total 8,800 shares.

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